FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 08 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit  Description

No.  1   RNS Announcement, re: 'Schedule 11 Notification' dated 08 August, 2005


British Energy Group plc

8 August 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS IN ACCORDANCE WITH DR3.1.4R(1)




1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or
                                                               (iii) both (i) and (ii)



         BRITISH ENERGY GROUP PLC                              (iii)


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



         STEPHEN BILLINGHAM                                    N/A


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest



         N/A                                                   N/A


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         N/A                                                   N/A




9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A


13       Price per share or value of transaction        14     Date and place of transaction



         N/A                                                   N/A




15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         N/A                                                   N/A






If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              THE OPTION MAY BE EXERCISED OVER ONE THIRD OF
         EFFECTIVE 03 AUGUST 2005                             THE TOTAL AMOUNT OF SHARES IMMEDIATELY. A
                                                              FURTHER THIRD MAY BE EXERCISED ON OR AFTER 03
                                                              AUGUST 2006. A FINAL THIRD MAY BE EXERCISED ON
                                                              OR AFTER 03 AUGUST 2007. ONCE VESTED THE OPTION
                                                              REMAINS EXERCISABLE UNTIL 03 AUGUST 2015.






19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         NIL                                                  OPTION GRANTED UNDER THE BRITISH ENERGY GROUP
                                                              INTERIM DEFERRED BONUS PLAN OVER 32,838
                                                              ORDINARY SHARES OF 10p EACH.


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise



         NIL
                                                              32,838 ORDINARY SHARES OF 10p EACH


23       Any additional information                    24     Name of contact and telephone number for
                                                              queries



         N/A                                                   JOHN SEARLES 01506 408715



 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  08 AUGUST 2005





British Energy Group plc

8 August 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS IN ACCORDANCE WITH DR3.1.4R(1)




1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or
                                                               (iii) both (i) and (ii)




         BRITISH ENERGY GROUP PLC                              (iii)


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



         ROY ANDERSON                                          N/A


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest



         N/A                                                   N/A


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         N/A                                                   N/A




9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A


13       Price per share or value of transaction        14     Date and place of transaction



         N/A                                                   N/A




15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         N/A                                                   N/A






If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              THE OPTION MAY BE EXERCISED OVER ONE THIRD OF
         EFFECTIVE 03 AUGUST 2005                             THE TOTAL AMOUNT OF SHARES IMMEDIATELY. A
                                                              FURTHER THIRD MAY BE EXERCISED ON OR AFTER 03
                                                              AUGUST 2006. A FINAL THIRD MAY BE EXERCISED ON
                                                              OR AFTER 03 AUGUST 2007. ONCE VESTED THE OPTION
                                                              REMAINS EXERCISABLE UNTIL 03 AUGUST 2015.






19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         NIL                                                  OPTION GRANTED UNDER THE BRITISH ENERGY GROUP
                                                              INTERIM DEFERRED BONUS PLAN OVER 53,493
                                                              ORDINARY SHARES OF 10p EACH.


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise



         NIL                                                  53,493 ORDINARY SHARES OF 10p EACH



23       Any additional information                    24     Name of contact and telephone number for
                                                              queries




         N/A                                                  JOHN SEARLES 01506 408715



 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  08 AUGUST 2005





British Energy Group plc

8 August 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS IN ACCORDANCE WITH DR3.1.4R(1)




1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or
                                                               (iii) both (i) and (ii)



         BRITISH ENERGY GROUP PLC                              (i)


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person



         ROBERT ARMOUR                                         N/A


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest



         N/A                                                   N/A


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         N/A                                                   N/A




9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A


13       Price per share or value of transaction        14     Date and place of transaction



         N/A                                                   N/A




15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         N/A                                                   N/A






If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              THE OPTION MAY BE EXERCISED OVER ONE THIRD OF
         EFFECTIVE 03 AUGUST 2005                             THE TOTAL AMOUNT OF SHARES IMMEDIATELY. A
                                                              FURTHER THIRD MAY BE EXERCISED ON OR AFTER 03
                                                              AUGUST 2006. A FINAL THIRD MAY BE EXERCISED ON
                                                              OR AFTER 03 AUGUST 2007. ONCE VESTED THE OPTION
                                                              REMAINS EXERCISABLE UNTIL 03 AUGUST 2015.






19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         NIL                                                  OPTION GRANTED UNDER THE BRITISH ENERGY GROUP
                                                              INTERIM DEFERRED BONUS PLAN OVER 12,276
                                                              ORDINARY SHARES OF 10p EACH.


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise



         NIL                                                  12,276 ORDINARY SHARES OF 10p EACH



23       Any additional information                    24     Name of contact and telephone number for
                                                              queries



         N/A                                                  JOHN SEARLES 01506 408715


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  08 AUGUST 2005





British Energy Group plc

8 August 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS IN ACCORDANCE WITH DR3.1.4R(1)





1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or
                                                               (iii) both (i) and (ii)



         BRITISH ENERGY GROUP PLC                              (i)


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person


         SALLY SMEDLEY                                         N/A


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest



         N/A                                                   N/A


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         N/A                                                   N/A




9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)




         N/A                                                   N/A


13       Price per share or value of transaction        14     Date and place of transaction



         N/A                                                   N/A




15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)


         N/A                                                      N/A




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              THE OPTION MAY BE EXERCISED OVER ONE THIRD OF
         EFFECTIVE 03 AUGUST 2005                             THE TOTAL AMOUNT OF SHARES IMMEDIATELY. A
                                                              FURTHER THIRD MAY BE EXERCISED ON OR AFTER 03
                                                              AUGUST 2006. A FINAL THIRD MAY BE EXERCISED ON
                                                              OR AFTER 03 AUGUST 2007. ONCE VESTED THE OPTION
                                                              REMAINS EXERCISABLE UNTIL 03 AUGUST 2015.






19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         NIL                                                  OPTION GRANTED UNDER THE BRITISH ENERGY GROUP
                                                              INTERIM DEFERRED BONUS PLAN OVER 13,564
                                                              ORDINARY SHARES OF 10p EACH.


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise



         NIL                                                  13,564 ORDINARY SHARES OF 10p EACH



23       Any additional information                    24     Name of contact and telephone number for
                                                              queries


         N/A                                                  JOHN SEARLES 01506 408715


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  08 AUGUST 2005






British Energy Group plc

8 August 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS IN ACCORDANCE WITH DR3.1.4R(1)




1        Name of the issuer                             2      State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or



                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or
                                                               (iii) both (i) and (ii)




         BRITISH ENERGY GROUP PLC                              (i)


3        Name of person discharging managerial          4      State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person


         NEIL O'HARA                                           N/A


5        Indicate whether the notification is in        6      Description of shares (including class),
         respect of a holding of the person referred to        debentures or derivatives or financial
         in 3 or 4 above or in respect of a                    instruments relating to shares
         non-beneficial interest


         N/A                                                   N/A


7        Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them



         N/A                                                   N/A




9        Number of shares, debentures or financial      10     Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)



         N/A                                                   N/A



11       Number of shares, debentures or financial      12     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)


         N/A                                                   N/A


13       Price per share or value of transaction        14     Date and place of transaction



         N/A                                                   N/A




15       Total holding following notification and total 16     Date issuer informed of transaction
         percentage holding following notification (any
         treasury shares should not be taken into
         account when calculating percentage)



         N/A                                                   N/A





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17       Date of grant                                 18     Period during which or date on which it can be
                                                              exercised



                                                              THE OPTION MAY BE EXERCISED OVER ONE THIRD OF
         EFFECTIVE 03 AUGUST 2005                             THE TOTAL AMOUNT OF SHARES IMMEDIATELY. A
                                                              FURTHER THIRD MAY BE EXERCISED ON OR AFTER 03
                                                              AUGUST 2006. A FINAL THIRD MAY BE EXERCISED ON
                                                              OR AFTER 03 AUGUST 2007. ONCE VESTED THE OPTION
                                                              REMAINS EXERCISABLE UNTIL 03 AUGUST 2015.






19       Total amount paid (if any) for grant of the   20     Description of shares or debentures involved
         Option                                               (class and number)



         NIL                                                  OPTION GRANTED UNDER THE BRITISH ENERGY GROUP
                                                              INTERIM DEFERRED BONUS PLAN OVER 12,092
                                                              ORDINARY SHARES OF 10p EACH.


21       Exercise price (if fixed at time of grant) or 22     Total number of shares or debentures over which
         indication that price is to be fixed at the          options held following notification
         time of exercise


         NIL                                                  12,092 ORDINARY SHARES OF 10p EACH



23       Any additional information                    24     Name of contact and telephone number for
                                                              queries



         N/A                                                  JOHN SEARLES 01506 408715


 Name and signature of duly authorised officer of issuer responsible for making notification







Robert Armour (Company Secretary)



Date of notification:  08 AUGUST 2005









                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 08 2005                      BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations